November 24, 2010
OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Kevin Kuhar

Re:	Insulet Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 9, 2010
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June, 2010
File No. 001-33462
Dear Sir or Madam:
          This letter is being furnished on behalf of Insulet Corporation, a Delaware corporation (the “Company”), in response to the comments in a letter dated November 16, 2010 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010, the Company’s Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and the Company’s Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010.
To facilitate your review of our response, we have repeated in full your comments from the Comment Letter in italics below.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Item 6. Exhibits.
Comment No. 1
          We note that you have not filed Section 302 certifications with this amendment to your Form 10-Q, even though the certifications are required to be filed with every amendment to a periodic report. Please amend your filing to provide the required certifications. Please also apply this comment to your amendment number 1 to the Form 10-Q for the fiscal quarter ended June 30, 2010, filed on October 29, 2010.
RESPONSE: In response to the Staff’s comment, we filed amended Form 10-Qs for the fiscal quarters ended March 31, 2010 and June 30, 2010, with the applicable Section 302 certifications on November 19, 2010.
*      *      *
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com.

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officers

cc:	Raymond C. Zemlin, Esq.
(Goodwin Procter LLP)